MATTEL, INC.

July 12, 2016

VIA EDGAR

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mattel, Inc. (the "Company" or “Mattel”)
Form 10-K for the year ended December 31, 2015
Filed February 25, 2016
File No. 001-05647

Dear Mr. Mew:

We received and have carefully reviewed your letter of June 10, 2016, which furnished us with comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. The following is our response to your comments. We have organized our response so that it appears in the format that you used in your letter. For your convenience, we have included the text of your comments as well as the Company’s response.

********************

Form 10-K for the year ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2015 compared to 2014, page 23

1.
Comment: We note your discussion of net and gross sales on a constant currency basis. Please tell us your consideration for a similar disclosure as it relates to your cost of sales, advertising and promotion expenses and other selling and administrative expenses. Please advise or revise your discussion for all comparative periods accordingly.

Response: Approximately half of Mattel’s sales are generated outside of the US. Mattel’s discussion of net and gross sales on a constant currency basis is intended to provide a framework for assessing the performance and health of its underlying brands without the impact of foreign currency. Mattel believes that disclosure of the impact of foreign currency changes is important for investors to gauge its current performance and the longer term strength of Mattel’s overall business since foreign currency changes could potentially mask underlying sales trends. In future filings, instead of disclosing the percentage change in constant currency for Mattel’s gross sales by brand, Mattel will modify its disclosure to discuss the percentage change including the impact of foreign currency and separately disclose the percentage impact of foreign currency by brand, and on a consolidated and segment basis, which would eliminate constant currency non-GAAP measures in its filings. The disclosure of the percentage impact of foreign exchange will enable investors to calculate the impact on a constant currency basis if they determine that it is a relevant measure for analyzing Mattel’s business performance.

The following is an example of the revised disclosure that will be included in future filings using amounts from the Form 10-K for the year ended December 31, 2015:

	For the Year		% Change as Reported	Currency Exchange Rate Impact
	2015	2014
	(In millions, except percentage information)
Mattel Girls & Boys Brands:
Barbie	$905.9	1,009.5	-10%	-9%
Other Girls	954.4	1,293.5	-26%	-9%
Wheels	831.3	754.9	10%	-11%
Entertainment	772.6	839.3	-8%	-9%
	3,464.2	3,897.2	-11%	-9%
Fisher-Price Brands:
Core Fisher-Price	1,224.1	1,213.4	1%	-7%
Fisher-Price Friends	503.1	504.8	—%	-6%
Other Fisher-Price	125.0	124.4	—%	-2%
	1,852.2	1,842.6	1%	-6%
American Girl Brands	572.0	618.7	-8%	-1%
Construction and Arts & Crafts Brands	351.7	315.0
Other	43.5	44.9
Total Gross Sales	$6,283.6	6,718.4	-6%	-7%

Approximately 65% - 75% of Mattel’s cost of sales are incurred in US dollars or in currencies pegged to the US dollar, such as the Hong Kong dollar, approximately one half of Mattel’s advertising and promotion expenses are incurred in US dollars, and more than 75% of other selling and administrative expenses are incurred in US dollars. In response to the Staff’s comments, if foreign currency becomes a material driver of the period-over-period change within cost of sales, advertising and promotion expenses, or other selling and administrative expenses, Mattel will quantify and disclose the approximate impact of foreign currency on those line items.

Constant Currency, page 44

2.
Comment: We note from your disclosure percentage changes in your results are expressed in constant currency to exclude the impact from changes in currency exchange rates and that the results of entities reporting in currencies other than US dollar are translated using consistent exchange rates. In this regard, please describe to us in greater detail and within MD&A the process for calculating the constant currency amounts and the basis of presentation.

Response:  Mattel establishes constant currency exchange rates for each relevant currency at the beginning of each year and uses them consistently throughout the year and for prior period results. The rates can be different from the actual exchange rates in effect during the current year and prior year due to volatility in actual foreign exchange rates.

Mattel calculates constant currency information by translating current period and prior period results for entities reporting in currencies other than the US dollar using these consistent exchange rates. The difference between the current period and prior period results, expressed as a percentage change, using the consistent exchange rates reflects the changes in the underlying performance results, excluding the impact from changes in currency exchange rates. Since Mattel provides constant currency amounts only in percentages, and not dollars, Mattel believes the constant currency rates provide a consistent basis for comparison.

In future filings, Mattel will remove constant currency disclosures, which are non-GAAP measures, and present information on an as reported basis as described in our response to Comment 1.

In connection with our response to your comment on our filing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing

•
Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr
Kevin M. Farr
Chief Financial Officer

cc:	Melissa Gilmore, U. S. Securities and Exchange Commission
Jean Yu, U. S. Securities and Exchange Commission

Christopher Sinclair, Chief Executive Officer
Robert Normile, Executive Vice President, Chief Legal Officer and Secretary
Brian Lane, Gibson, Dunn & Crutcher LLP